Steve Suleski
Vice President
Office of General Counsel
Phone:  608.231.7653
Fax:    608.236.7653
E-mail: steve.suleski@cunamutual.com



                                    October 30, 2006




BY EDGAR
--------

Robert S. Lamont, Esq.
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, DC 20549


     RE:   CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
           POST-EFFECTIVE AMENDMENT NO. 6 TO REGISTRATION
           STATEMENT ON FORM N-4 FILE, NOS. 333-116426; 811-8260
           -----------------------------------------------------


Dear Mr. Lamont:

On behalf of CUNA Mutual Life Insurance Company (the "Company") and the CUNA Mutual Life Variable Annuity Account (the "Variable Account"), I am providing the Company's response to your comments given orally to Pamela Ellis of Sutherland Asbill & Brennan LLP on October 13, 2006 with regard to Post-Effective Amendment No. 6 to the above-referenced registration statement.

Post-Effective Amendment No. 6 (the "Amendment") to registration statement was filed with the Commission on August 31, 2006. The Amendment has been marked to reflect changes made in response to your comments, as well as additional editorial and clarifying changes. Page number references are to the prospectus supplement as filed as part of the Amendment.

Set forth below are your comments on Post-Effective Amendment No. 6. The Company's response follows each comment.

1. PLEASE ADD LANGUAGE UNDER I. ADDITIONAL SUBACCOUNTS STATING WHERE THEY CAN CALL FOR ADDITIONAL INFORMATION ON THE NEW ALLOCATION FUNDS.

     The following language was included after the three bullet points: "More information about the Allocation Funds is provided in the attached prospectus to this supplement."

2. PLEASE PROVIDE THE APPROPRIATE WORD IN THE BLANK ON PAGE THREE, FIRST PARAGRAPH, STATING "(IF THE VERSION DESCRIBED IN THIS SUPPLEMENT OF THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS __ AVAILABLE IN YOUR STATE, YOUR COSTS WOULD BE LOWER). THE SENTENCE IS CURRENTLY INCOMPLETE.

Robert S. Lamont, Esq.
October 30, 2006
Page 2



     The following word ("is") has been inserted into the blank and now reads:
     "(if the version described in this supplement of the Guaranteed
     Minimum Withdrawal Benefit rider is available in your state, your costs would be lower).

3. PLEASE PROVIDE ADDITIONAL DISCLOSURE REGARDING THE BENEFITS TO PURCHASING THE SPOUSE BENEFICIARY DEATH BENEFIT RIDER.

     The following language has been included in the supplement filing: "The spousal death benefit extends the basic death benefit and any attached death benefit riders on your life, during the accumulation period, to your spouse if he or she is your sole beneficiary under the contract. If your spouse dies before you do, the benefit (if any) described below will be paid into your contract. You may wish to consider electing this rider if you will be the sole owner and annuitant under the contract and you intend to name your spouse as your sole beneficiary.

     You should not add this rider if you do not intend for your spouse to be the sole beneficiary, if you desire to name a co-annuitant, or if you are not the sole owner of the contract."

4.   ACKNOWLEDGEMENTS

     As you requested, the Company acknowledges that:

     - The Company, on behalf of the Variable Account, is responsible for the adequacy and accuracy of the disclosures in the filing;

     - Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff does not foreclose the Commission from taking any action with respect to the filling; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.


                                      * * *

I hope you find these responses satisfactory. If you have any questions or further comments regarding this Amendment, please call me at 608-231-7653 or Pamela Ellis at 202-383-0566.

                                    Sincerely,

                                    /s/Steve Suleski
                                    Steve Suleski, Esq.


cc:  Pamela Ellis, Esq.